SAMSON OIL & GAS LODGES DECEMBER 31, 2009 INTERIM FINANCIAL REPORT

Denver 2200 hours March 15, 2010

Samson Oil & Gas Limited (NYSE Amex: SSN; ASX: SSN) today lodged its December 31, 2009 Interim Financial Report for the half year ended December 31, 2009. A copy of the report is available in full on the company’s website (www.samsonoilandgas.com).

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.56 per ADS on March 15, 2010 the company has a current market capitalization of approximately US$36.2 million.  Correspondingly, based on the ASX closing price of A$0.034 on March 15, 2010, the company has a current market capitalization of A$44.03 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.